Exhibit 12.1

HOST HOTELS & RESORTS, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratio amounts)

	Year-to-date ended September 30,
	2016	2015
Income from continuing operations before income taxes	$685	$413
Add (deduct):
Fixed charges	138	190
Capitalized interest	(2)	(3)
Amortization of capitalized interest	6	5
Equity in earnings related to equity method investees	(19)	(31)
Distributions from equity investments	20	14
Adjusted earnings	$828	$588
Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	116	167
Capitalized interest	2	3
Portion of rents representative of the interest factor	20	20
Total fixed charges	$138	$190
Ratio of earnings to fixed charges	6.0	3.1